Itaú Unibanco Holding S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: May 2012

1.
On November 18, 2004, in keeping with the best Corporate Governance practice, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury” (“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of shares traded on stock exchanges by Itaú Unibanco, and minimum, average and maximum prices.

3.
In this context, we wish to inform that during May 2012, Itaú Unibanco acquired 3,500,000 preferred shares, the average acquisition price for which was R$28.30 (Maximum price of R$29.00 and minimum of R$26.91).

4.	We would remind readers that historical data is available in the organization's Investor Relations site (www.itau-unibanco.com/ir).

São Paulo-SP, June 1, 2012.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer